Exhibit 99.1

MANAGEMENT PROXY CIRCULAR AND NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF SNOW LAKE RESOURCES LTD.

TO BE HELD ON DECEMBER 15, 2022

FOR A SOLICITATION BY AND ON BEHALF OF MANAGEMENT

NOVEMBER 17, 2022

If you have questions or require voting assistance, please contact our proxy solicitation agent:

Alliance Advisors
200 Broadacres Drive, 3rd Fl.

Bloomfield, NJ 07003
North American toll free: 833-550-0994
Outside North America: 458-218-3345
Email: LITM@allianceadvisors.com

This document is important and requires your immediate attention. It requires shareholders of Snow Lake Resources Ltd. to make an important decision. If you require assistance, please contact our proxy solicitation agent at the numbers noted above or by email at LITM@allianceadvisors.com

YOUR VOTE AND SUPPORT ARE IMPORTANT

SUBMIT ONLY YOUR MANAGEMENT YELLOW
PROXY TODAY

The board of directors of Snow Lake Resources Ltd. has retained independent special counsel, Norton Rose Fulbright Canada LLP, to review certain matters discussed in this Management Proxy Circular, and specifically the Requisition (as that term in defined in the Management Proxy Circular), and we expect shareholders will receive additional disclosure related to the foregoing ahead of the Meeting.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 15, 2022

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of shareholders of Snow Lake Resources Ltd. (the “Company”) will be held on the 15th day of December at 9:00 a.m. (Central Time) at our registered office, 1700-242 Hargrave Street, Winnipeg, Manitoba for the following purposes:

1.	to receive and consider the audited consolidated financial statements of the Company for the financial year ended June 30, 2022 and the auditor’s report thereon (discussion matter);

2.	to fix the number of directors of the Company at six;

3.	to elect six persons to the Board of Directors of the Company, each to serve until the next annual general meeting of members, or until such person’s successor is duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal (voting matter);

4.	to appoint the Company’s auditor, DeVisser Gray LLP, for the fiscal years ending June 30, 2020, 2021, 2022 and 2023 and to authorize the directors to fix their remuneration (voting matter);

5.	to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution to ratify and approve the Company’s By-law Amendments, as more fully described in the Management Proxy Circular (voting matter); and

6.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular and Management Proxy also accompany this Notice of Meeting.

Only shareholders of record at the close of business on October 27, 2022 will be entitled to receive notice of the Meeting or any adjournment thereof. Shareholders of record on such date are entitled to vote at the Meeting, as is any transferee of such a shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that their name be included in the list of Shareholders entitled to vote at the Meeting. Shareholders who are unable to, or who do not wish to attend the Meeting in person, are requested to date and sign the enclosed yellow Management Proxy promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated on the Management Proxy. To be used at the Meeting, proxies must be received by Alliance Advisors no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting, or any adjournment thereof, or received by the chair of the Meeting before the commencement of the Meeting, or any adjournment thereof. If a registered shareholder receives more than one Management Proxy because such shareholder owns shares registered in different names or addresses, each Management Proxy should be completed and returned.

Dated at Winnipeg, Manitoba this 17th day of November, 2022.

BY ORDER OF THE BOARD

QUESTIONS ABOUT VOTING MY SHARES

If you have any questions, or require assistance in voting your MANAGEMENT PROXY FORM, please contact our proxy solicitation agent, Alliance Advisors, at the coordinates noted on the cover page of this Management Proxy Circular.

YOUR VOTE IS VERY IMPORTANT TO THE FUTURE OF YOUR INVESTMENT IN THE COMPANY.

If, after reading this proxy circular, you agree that the proposed election of the Management Nominees is desirable, please sign, date and return the enclosed yellow Management Proxy by mail to Alliance Advisors, 200 Broadacres Drive, 3rd Fl. Bloomfield, NJ 07003 or by email at LITM@allianceadvisors.com NO LATER THAN 9:00 A.M. (CENTRAL TIME) on DECEMBER 13, 2022. If returning the Management Proxy by mail, please ensure it is posted and mailed in sufficient time to arrive at its destination in time. The required documents will be submitted to the officials conducting the meeting on your behalf.

THE MANAGEMENT PROXY AUTOMATICALLY REVOKES ANY EARLIER PROXY.

MANAGEMENT proxy Circular		1

General Proxy Information		1

1.	Voting Process	1

2.	Solicitation of Proxies	1

3.	Appointment of Proxyholder	2

4.	Voting by Proxyholder	2

5.	Revocation of Proxies	2

6.	When will the resolutions adopted at the Meeting be effective?	3

7.	Who is entitled to vote at the Meeting?	3

8.	What is quorum for the Meeting?	3

9.	Who will count the votes?	3

10.	Why are the Management Nominees better suited to maximize value for the Shareholders?	3

11.	What if I have other questions or require assistance?	3

beneficial shareholders		4

united states shareholders		4

FORWARD LOOKING INFORMATION		5

shares and Principal Holders of shares		6

Matters to be Acted Upon at the Meeting		6

Proposal 1. - Appointment and Remuneration of Auditor		6

Proposal 2. - Snow Lake Nominees for Election to the Board		6

Proposal 3. - Approval of By-law Amendments		11

STATEMENT OF EXECUTIVE COMPENSATION		11

Named Executive Officer Compensation		11

Employment and Indemnification Agreements		12

Compensation Discussion and Analysis		12

Oversight and Description of NEO Compensation		12

Summary Compensation Table		13

Incentive Plan Awards		14

Director Compensation		15

- i -

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	16

audit committee	17

Audit Committee Charter	17

Audit Committee Composition	17

Audit Committee Oversight	18

Relevant Education and Experience	18

Reliance on Certain Exemptions	18

Pre-approval Policies and Procedures	19

compensation committee	19

nominating and corporate governance committee	20

statement of corporate governance	20

INDEBTEDNESS of directors and officers	24

Interest of Certain persons in Matters to be Acted Upon	24

Interest of Informed Persons in Material Transactions	24

OTHER MATTERS	24

ADDITIONAL information	24

sources of Information	24

Approval and Certification	25

- ii -

MANAGEMENT proxy Circular

NOVEMBER 17, 2022

This proxy circular (the “Management Proxy Circular”) and the accompanying form of proxy (the “Management Proxy”) or voting instruction form (“VIFs”) are furnished to you in connection with the solicitation of proxies by the management of Snow Lake Resources Ltd. (“Management”) to be used at the annual general and special meeting of the holders of common shares (the “Shares”, and the holders of Shares, the “Shareholders”) in the capital of Snow Lake Resources Ltd. (the “Company” or “Snow Lake”), scheduled to be held on Thursday, December 15, 2022 at 9:00 a.m. (Central Time) at the registered office of the Company, 1700-242 Hargrave Street, Winnipeg, Manitoba (the “Meeting”) and at any and all adjournments or postponements thereof. If the Meeting is adjourned or re-scheduled, this Management Proxy Circular is furnished in respect of the solicitation of proxies for such adjourned or rescheduled meeting. Unless otherwise indicated, references to currency in this Management Proxy Circular are to Canadian dollars.

This solicitation is being made by Management.

A group of shareholders (“Concerned Shareholders”) has, or may send to you shortly, a separate proxy circular (the “Concerned Shareholders Circular”) and a form of proxy (the “Concerned Shareholders Proxy”).

THE MANAGEMENT URGES YOU TO DISCARD

THE CONCERNED SHAREHOLDER PROXY.

DO NOT VOTE THE CONCERNED SHAREHOLDER PROXY.

General Proxy Information

1. Voting Process

Shareholders may exercise their voting rights only (i) by attending the Meeting in person and voting at the Meeting in person, or (ii) by completing and submitting the accompanying yellow Management Proxy in accordance with the instructions set out below and in the Management Proxy. Shareholders are strongly encouraged to vote before the Meeting by submitting their duly completed Management Proxy as soon as possible before the Meeting to ensure that their votes are counted.

If you are unable to attend the Meeting in person, kindly complete, date and sign the yellow Management Proxy and return it to Alliance Advisors. Such forms of proxy must be received as soon as possible and (a) no later than 9:00 a.m. (Central Time) on December 13, 2022, or (b) if the Meeting is adjourned or postponed, no later than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays in Manitoba) before the beginning of any reconvened Meeting (the “Proxy Deadline”). FOR ASSISTANCE, PLEASE CALL OR CONTACT our proxy solicitation agent, Alliance Advisors, at the coordinates noted on the cover page of this Management Proxy Circular.

2. Solicitation of Proxies

The solicitation of proxies will be primarily by mail and email, but proxies may be solicited personally, by telephone by Management, our proxy solicitation agent or by any other means deemed necessary. The cost of solicitation of Management Proxies will be borne by the Company. The Company estimates that the cost of the solicitation will be approximately US$100,000.

3. Appointment of Proxyholder

The individuals named in the accompanying Management Proxy are Philip Gross, the Company’s Chief Executive Officer and a Director, and Allan Engel, a Director of the Company (collectively, the “Management Designates”). If you are a Shareholder entitled to vote at the Meeting, you have the right to appoint a person other than either of the Management Designates, who need not be a Shareholder, to attend and act for you and on your behalf at the Meeting. You may do so by inserting the full legal name of that other person in the blank space provided in the Management Proxy, and dating and submitting the Management Proxy.

If the shares are not registered in your name and you wish to attend and vote in person at the meeting, you must first appoint yourself as a proxyholder. In order to appoint yourself as proxyholder, you will need to obtain a valid legal proxy from your intermediary and submit the legal proxy to First Coast Results, Inc. prior to the Proxy Deadline. to First Coast Results, Inc. (the “Independent Inspector”) has been retained as the independent Judges or Inspectors of Election for the purposes of the Meeting. See the discussion under the heading “Beneficial Shareholders” of this Management Proxy Circular.

If you appoint a proxyholder other than the Management Designates, please make sure they are aware of such appointment and ensure they will attend the Meeting in person in order for your vote to count.

If your Shares are registered in more than one name, all registered persons should sign the Management Proxy. If your Shares are registered in a company’s or other entity’s name or any name other than your own, you may be required to provide documents proving your authorization to sign the Management Proxy for that company, entity or name. For any questions about the proper supporting documents, contact our proxy solicitation agent, Alliance Advisors, at the coordinates noted on the cover page of this Management Proxy Circular.

4. Voting by Proxyholder

On the Management Proxy, a Shareholder has two choices: (a) the Shareholder can indicate how such shareholder wants his, her or its proxyholder to vote such holder’s Shares; or (b) the Shareholder can let his, her or its proxyholder decide how to vote the holder’s Shares.

The person named in the duly completed, dated and signed Management Proxy will vote for or against, or will withhold from voting, the Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly.

If you appoint the Management Designates as proxyholders, who are representatives of Management, and you do not specify how they should vote your Shares in respect of a particular matter, then your Shares will be voted in favour of the matters set out therein.

If you appoint a proxyholder other than the Management Designates named on the Management Proxy and you do not specify how they should vote your Shares in respect of a particular matter, then your proxyholder may vote your Shares as he or she sees fit.

The Management Proxy confers discretionary authority on the proxyholders with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which may properly come before the Meeting. We are not currently aware of any such amendment, variation or other business that may come before the Meeting. If, however, such amendments, variations or other matters do properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by the Management Proxy will be voted at the discretion of the proxyholder.

5. Revocation of Proxies

If you have already submitted a Concerned Shareholders Proxy pursuant to the Concerned Shareholders Circular, you have the right to revoke the Concerned Shareholders Proxy as to any matter on which a vote has not already been cast pursuant to the authority conferred by that proxy. You may do so by completing and delivering as soon as possible, before the Proxy Deadline, the enclosed yellow Management Proxy to Alliance Advisors by mail to Alliance Advisors, 200 Broadacres Drive, 3rd Fl. Bloomfield, NJ 07003 or by email to LITM@allianceadvisors.com. A later dated Management Proxy revokes any and all prior proxies given by you in connection with the Meeting.

In addition to revocation in any other manner permitted by law, a Shareholder who gave a duly completed, dated and signed form of proxy may revoke it by:

(a)	executing a form of proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the Shareholder or the Shareholder’s authorized attorney in writing, or, if the Shareholder is not an individual, under its seal (if applicable) by an officer or attorney duly authorized, and, in each case, by delivering the form of proxy bearing a later date to Alliance Advisors by mail to Alliance Advisors, 200 Broadacres Drive, 3rd Fl., Bloomfield, NJ 07003 or by email to LITM@allianceadvisors.com prior to 9:00 a.m. (Central Time) on December 13, 2022 or, if the Meeting is adjourned or postponed, no later than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays in Québec) prior to the beginning of any reconvened Meeting; or

(b)	attending the Meeting in person and voting the Shareholder’s Shares.

Shareholders should note that, if they participate and vote on any matter at the Meeting, they will revoke any previously submitted form of proxy.

A revocation of any form of proxy will not affect a matter on which a vote is taken before the revocation.

6. When will the resolutions adopted at the Meeting be effective?

All the resolutions in respect of the matters to be acted upon at the Meeting shall be effective immediately upon the receipt of the requisite number of votes FOR.

7. Who is entitled to vote at the Meeting?

Persons registered as Shareholders of record at the close of business on October 27, 2022 in the Company’s Central Security Register maintained by its registrar and transfer agent, VStock Transfer LLC, or duly appointed proxyholders of registered Shareholders are the only ones who will be recognized, make motions or vote at the Meeting. In addition, any transferee of such a Shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that their name be included in the list of Shareholders will be entitled to vote at the Meeting.

8. What is quorum for the Meeting?

Under the Company’s by-laws, a quorum of shareholders is present at the Meeting for the transaction of business if the holders of not less than 51% of the Shares are present in person or represented by proxy, irrespective of the number of persons actually present at the Meeting.

Shareholders and proxyholders will be counted for the purposes of determining quorum only if they are present at the Meeting in person.

9. Who will count the votes?

The Independent Inspector (First Coast Results, Inc.), or as applicable any other scrutineer appointed at the Meeting, will count the proxies and the votes of Shareholders attending the Meeting in person.

10. Why are the Management Nominees better suited to maximize value for the Shareholders?

Management believes that the Management Nominees bring a diverse array of skills and experience necessary to execute the Company’s strategy and, as such, bring additional value to the Company and its Shareholders.

11. What if I have other questions or require assistance?

Shareholders who have questions or require assistance regarding the Meeting, the matters to be considered at the Meeting or who have additional questions about the procedures for voting their Shares should contact our proxy solicitation agent, Alliance Advisors, at the coordinates noted on the cover page of this Management Proxy Circular.

beneficial shareholders

The information set forth in this section is of significant importance as many Shareholders do not hold Shares in their own name.

In many cases, Shares are held by brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries or in the name of a clearing agency (such as The Depository Trust Company) in which they are a participant (collectively, “Intermediaries”) for the benefit of a beneficial owner (a “Beneficial Shareholder”). The Intermediaries are required under applicable law to forward the Notice of Meeting and Management Proxy Circular, together with either a Management Proxy or VIF to each Beneficial Shareholder holding Shares as of the record date of October 27, 2022. The Company will reimburse the Intermediaries for reasonable fees and disbursements incurred by them in sending such materials to Beneficial Shareholders. Without specific instructions, Intermediaries are prohibited from voting shares on behalf of the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Management Proxy provided directly to the registered Shareholders by the Company. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from Beneficial Shareholders to Broadridge Investor Communications (“Broadridge”) in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to Beneficial Shareholders and asks them carefully to follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting.

Only registered shareholders and duly appointed proxyholders may attend and vote at the Meeting. If you are a Beneficial Shareholder and you wish to attend and vote in person at the meeting, you must first appoint yourself as a proxyholder. In order to appoint yourself as proxyholder, you will need to obtain a valid legal proxy from your Intermediary and submit the legal proxy to the Independent Inspector prior to the Proxy Deadline. A brokerage statement or the VIF you received from your Intermediary will not allow you to vote in person at the Meeting. In order to obtain a valid legal proxy, you should follow the instructions from your Intermediary included with the VIF you received from your Intermediary or, if you did not receive a VIF, contact your Intermediary to request a legal proxy. You can submit your legal proxy by mail or by courier or by email to: Alliance Advisors, 200 Broadacres Drive, 3rd Fl., Bloomfield, NJ 07003 (if by mail or by courier) or LITM@allianceadvisors.com (if by email), and in all cases, it must be labelled as “Legal Proxy” and received no later than the Proxy Deadline. As it can take some time to request and receive a legal proxy and to submit it to the Independent Inspector after you have received it, you will need to act quickly.

Beneficial Shareholders with any questions respecting the voting of Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

united states shareholders

This solicitation of proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate laws of the province of Manitoba, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of Manitoba, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under The Corporations Act (Manitoba), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

FORWARD LOOKING INFORMATION

This Management Proxy Circular contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	expectations regarding revenue, expenses and operations;

●	our having sufficient working capital and be able to secure additional funding necessary for the continued exploration of our property interests;

●	expectations regarding the potential mineralization, geological merit and economic feasibility of our projects;

●	expectations regarding exploration results at the Snow Lake Lithium™ Project;

●	mineral exploration and exploration program cost estimates;

●	expectations regarding any environmental issues that may affect planned or future exploration programs and the potential impact of complying with existing and proposed environmental laws and regulations;

●	receipt and timing of exploration permits and other third-party approvals;

●	government regulation of mineral exploration and development operations;

●	expectations regarding any social or local community issues that may affected planned or future exploration and development programs; and

●	key personnel continuing their employment with us.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

This Management Proxy Circular also contains certain data and information, which we obtained from various government and private publications. Although we believe that the publications and reports are reliable, we have not independently verified the data. Statistical data in these publications includes projections that are based on a number of assumptions. If any one or more of the assumptions underlying the market data is later found to be incorrect, actual results may differ from the projections based on these assumptions.

The forward-looking statements made in this Management Proxy Circular relate only to events or information as of the date on which the statements are made in this Management Proxy Circular. Although we have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this Management Proxy Circular, whether as a result of new information, future events or otherwise.

Unless otherwise stated, the information given in this Management Proxy Circular is given as of November 1, 2022.

shares and Principal Holders of shares

Shares and Voting Rights

Snow Lake is currently authorized to issue an unlimited number of Shares. Each holder of the Shares is entitled to one vote at the Meeting for each Share held. For more detailed information regarding the share capital of Snow Lake, please see our annual report on Form 20-F dated October 31, 2022 (the “Annual Report”) which is available on Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov. In particular, please see our articles of incorporation and amendments thereto, which are filed as exhibits to the Annual Report. Shareholders may request copies of the Annual Report and the exhibits attached thereto, free of charge by contacting the Chief Operating Officer of the Company by email at dk@snowlakelithium.com or by telephone at 204-815-5806.

As the close of business on October 27, 2022 (the “Record Date”), there were 17,924,758 Shares issued and outstanding.

Only shareholders of record at the close of business on October 27, 2022 will be entitled to receive notice of the Meeting or any adjournment thereof. Shareholders of record on such date are entitled to vote at the Meeting, as is any transferee of such a shareholder who (i) produces properly endorsed share certificates or otherwise establishes that they own the shares and (ii) demands not later than 10 days before the Meeting that they be his name be included in the list of Shareholders entitled to vote at the Meeting. Only such Shareholders, who either attend the Meeting personally or who duly complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein, will be entitled to vote or to have their Shares voted at the Meeting or at any adjournments or postponements thereof.

Principal Holders of Shares

To the knowledge of the Management, as of the close of business on November 15, 2022, no person beneficially owns, or controls or directs, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all the issued and outstanding Shares, other than:

Name	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly	Percentage of Outstanding Shares (rounded to nearest one hundredth)
Nova Minerals Limited	6,600,000	36.8%

Matters to be Acted Upon at the Meeting

Proposal 1. - Appointment and Remuneration of Auditor

The management of the Company will nominate DeVisser Gray LLP, Chartered Professional Accountants, of 401-905 West Pender Street, Vancouver, British Columbia V6C 1L6 to be re-appointed as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders. It is proposed that the remuneration to be paid to the auditor be fixed by the directors. DeVisser Gray LLP was first retained as the auditor of the Company in May 2021 to audit the Company’s financial statements in accordance with the Public Company Accounting Oversight Board requirements in contemplation of the Company becoming listed on NASDAQ.

Management of Snow Lake recommends that Shareholders vote FOR the appointment and renumeration of DeVisser Gray LLP, Chartered Professional Accountants.

Proposal 2. - Snow Lake Nominees for Election to the Board

The persons named in the following table are proposed by Management for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or he or she becomes disqualified to act as a director. In the absence of instructions to the contrary, the enclosed yellow Management Proxy will be voted “FOR” the Management Nominees listed herein.

The following information concerning the respective Management Nominees has been furnished by each of them:

Name, Current Position with the Company, Province/State and Country of Residence	Present Principal Occupation, Business or Employment and Principal Occupation, Business or Employment during the past five years(1)	Period as a Director of the Company	Number of Common Shares beneficially owned, directly or indirectly or over which direction or control is exercised(2)
Philip Gross, Chief Executive Officer, Chairman and Director(4), (5)	Chief Executive Officer, Chairman and Director of the Company and CIO of Temple Asset Management from April, 2020 to the present	Since December, 2020	637,658
Dale Schultz	Director and VP of Resource Development of the Company from December, 2019 and mining engineer and field manager for Temagami Gold Inc. and Progenitor Metals Corporation from 2018 to 2019 and before then a drill campaign manager for Nova	Since May, 2018	400,489
Tim Cattani	Managing Partner of Bulat & Poustie, CPA	N/A	NIL
David Wasyng	CFO of Wize DSP	N/A	NIL
Hadassah Slater(3), (4), (5)	Director and President of Kayla’s Children Centre	Since October, 2021	55,000
Allan David Engel(3), (4), (5)	Director and COO of Daymar (London, UK)	Since September, 2021	55,000

Notes:

(1)	Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years. The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)	Securities beneficially owned by directors are based on information furnished to the Company by the nominees.

(3)	Member of the Audit Committee

(4)	Member of the Compensation Committee

(5)	Member of the Nominating and Corporate Governance Committee

Director Qualifications – General

Directors are responsible for overseeing our business consistent with their fiduciary duty to shareholders. This significant responsibility requires highly skilled individuals with various qualities, attributes and professional experience. The Board believes that there are general requirements for service on our Board that are applicable to all directors and that there are other skills and experience that should be represented on the Board as a whole but not necessarily by each director. When evaluating candidates for nomination as new directors, the Board and the Nominating and Corporate Governance Committee of the Board consider the qualifications of director candidates individually and in the broader context of the Board’s overall composition and our current and future needs.

Qualifications for all Directors

In its assessment of each potential candidate, including those recommended by shareholders, the Nominating and Corporate Governance Committee considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the Nominating and Corporate Governance Committee determines are pertinent in light of the current needs of the Board. The Nominating and Corporate Governance Committee also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The Board and the Nominating and Corporate Governance Committee require that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the Board assesses intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially.

The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Biographies of Management Nominees

Set forth below is a narrative disclosure that summarizes some of the specific qualifications, attributes, skills and experiences of the Management Nominees:

Philip Gross. Mr. Gross has served as our Chief Executive Officer and the Chairman of the Board since December 2020 and June 2022, respectively. Mr. Gross has more than two decades of experience in the resource and mining sector as an active investor and a hands-on participant. He has worked extensively in both the physical and financial aspects of the sector and has extensive mining experience including as CEO of an OTC listed mid-tier gold producer. Mr. Gross has previously worked for some of the largest global commodities supply chain management firms. His commodity repertoire ranges across the spectrum of metals, mining and agriculture with a heavy focus on project development and execution. During the past five years as CIO of Temple Asset Management, Philip has been active in a variety of resource strategies working together with hedge funds and family wealth funds, including relating to gold mines in Brazil, iron ore in Chile, cocoa in Ecuador and cashews in Nigeria.

Dale Schultz. Mr. Schultz has served as our VP of Resource Development since October 20, 2021, and as a member of our board of directors since May 2018. In January 2019, Mr. Schultz stepped down from the Board, but rejoined it in September 2020. Mr. Schultz served as our Chief Operating Officer and Secretary from November 2018 to October 20, 2021. From 2019 Mr. Schultz also managed the exploration program on the Estelle project in Alaska for Nova. From 2018 through 2019, he completed field mapping and sampling of the Temagami green stone belt for Temagami Gold Inc. and Progenitor Metals Corp. Between 2017 and 2018, Mr. Schultz managed a 4000m diamond drill campaign on the Snow Lake Lithium™ property (now owned by Snow Lake Resources) for the previous operator, Nova. From 2016 to 2017 while working for Cobalt Power, he logged core in the Northern Ontario Cobalt Mining Camp. Mr. Schultz has 30 years of exploration and mining experience through roles at Echo Bay Lupin Mine in the Summer of 1986 and 1987, Claude Resources Seabee Mine from March of 1992 to April 1995, Battle Mountain’s Hemlo Camp and Kori Kollo Mine from May of 1995 to April of 2000, and TVX New Britannia Mine, in Snow Lake, Manitoba, from December of 2002 to January 2004. Mr. Schultz has also provided geological consulting services in South and Central America and Asia, and is currently the Principle Geologist with DJS Consulting. He is a graduate of the University of Saskatchewan with a B.Sc. and M.Sc. in Geological Sciences and is a member of the Engineers and Geoscientists of Manitoba.

Tim Cattani. Mr. Cattani has agreed to his name being put forward for election to the board of directors. Mr. Cattani is a certified public accountant and a chartered accountant with over 30 years of experience in advising small to medium sized businesses, specializing in Canadian and US tax matters. He is the managing partner of Bulat & Poustie Chartered Professional Accountants in Winnipeg, Manitoba. He brings a wealth of knowledge of the tax credits and incentives available to businesses at both the provincial and federal level. He holds a Bachelor of Commerce (Hons) from the University of Manitoba and has completed the three year in-depth tax program offered by the Canadian Institute of Chartered Accountants. He has been a director and CFO for private companies, as well as a director for a number of not-for-profit charities, including The Western Canadian Music Alliance, the University of Manitoba Alumni Association and The Bobby Hull Foundation for Children. It is anticipated that Mr. Cattani would be a member of the Audit Committee.

David Wasyng. Mr. Wasyng has agreed to his name being put forward for election to the board of directors. Mr. Wasyng is a finance focused executive with more than 20 years experience in the corporate world. David has a wide knowledge of, and a proven track record in business and corporate governance.

Hadassah Slater. Ms. Slater has served as a member of our board of directors since October 2021. Ms. Slater brings with her 10 years of leadership experience as President of the Board of Directors for a large Canadian non-for-profit company. Ms. Slater has created a $33 million dollar non-profit center in Toronto, Canada using various government and private charitable funds and grants. From August 2017 to present, she has been the President of the Board of Directors at Kayla’s Children Center, a non-profit organization that aims at creating opportunities for children with disabilities by offering therapy, education and adapted recreation. Her latest project created an endowment fund for this non-for-profit with plans of future exponential growth. From April 2011 to August 2017, Ms. Slater worked as the President of Board of Directors for Project Aim Programs, which is a summer camp and year round respite program for children with disabilities. Her experience in strategic business direction, employee leadership, government lobbying, and investor relations is valuable. Ms. Slater studied for her Master’s in Business Administration in an international program at Bar Ilan University from 2006 to 2007.

Allan David Engel. Mr. Engel has served as a member of our board of directors since September 2021. Mr. Engel has three decades experience in managing investments on behalf of private and family trusts in the United Kingdom, Europe and Israel. He holds a Diploma in Law from KT College, Jerusalem, Israel, where he studied from 1984 to 1988. Since 2014 he has built up a portfolio of investments in the UK concentrating mainly on real estate, but also publishing and broadcast media. From February 2014 to date, he has been employed by Daymar (London) as Chief Operating Officer, where his duties include acquiring and managing a portfolio of commercial real estate investments on behalf of private and corporate clients.

Board Diversity Matrix (As of November 17, 2022)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	0	0	5
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			5

Requisition and Dissident Nominees

On June 8, 2022, the Company and the Board received a requisition (the “Requisition”) from the Concerned Shareholders which requisitioned a shareholder meeting for purposes of, among other things, electing the Dissident Nominees.

In response, the Company called a meeting of the shareholders of the Company for December 15, 2022. Management then further discussed the Requisition with the Concerned Shareholders and other members of the Board and made attempts to negotiate a resolution with the Concerned Shareholders and the Board with the goal of avoiding a disruptive proxy fight and focusing the Board’s energies on bringing value to the Company. However, these attempts were unsuccessful. The Concerned Shareholders subsequently purported to call a special meeting of shareholders for August 10, 2022. The Company then appeared in the Court of Queen’s Bench (Manitoba) on July 28, 2022 to have the special meeting called by the Concerned Shareholders declared null and void. The Company’s application was successful in all respects.

Management recommends that you reject the Dissident Nominees and WITHHOLD your vote for the Dissident Nominees AND/OR revoke any proxy for such Nominees already given.

Reasons for Electing the Management Nominees

The Management Nominees have the relevant experience and direct knowledge necessary to grow the company over the long-term to benefit all stockholders. The current opportunities and challenges that the business and industry face require a board with broad and diverse contacts, intimate knowledge of the business and industry, a deep understanding of growth and strategic opportunities, and a strong alignment with all shareholders by way of ownership and on-going additional investment in the business. The Management Nominees have worked through several business and market cycles and have the necessary skills and experience to guide the business in the current environment.

Each management nominee brings a unique set of complementary skills to address the challenges currently faced in today’s markets. Each management nominee has the deep industry contacts and networks required to successfully launch the new business initiatives and develop strategic opportunities.

Snow Lake’s current Board members, particularly Philip Gross, the current CEO, have jurisdictional experience in Manitoba to ensure the permitting process passes the approval of regulatory authorities and local First Nations support and scrutiny. Mr. Gross has been to Manitoba a number of times and has established a strong relationship with the Province and the Premier.

Snow Lake’s current nominees have consistently acted, and will continue to act, in the best interests of the Company and will consider the interests of all stakeholders, not just a small minority of shareholders.

A vote of “FOR” the Management Nominees will ensure that you have representatives on the Board who will act in the best interests of the Company and will consider the interests of all stakeholders (not just the minority shareholders who nominated them).

Election

If you appoint the Management Designates named on the Management Proxy, who are representatives of Snow Lake, and you do not specify how they should vote your Shares in respect of the election of directors, then your Shares will be VOTED in FAVOUR of the Management Nominees.

If you appoint a proxyholder other than the Management Designates named on the Management Proxy and you do not specify how they should vote your Shares in respect of the election of directors, then your proxyholder may vote your Shares either FOR the slate of Management Nominees or WITHHOLD from voting for the slate of Management Nominees, as he or she sees fit.

The Management Proxy confers discretionary authority on the proxyholders with respect to amendments or variations of the matters identified in the Notice or other matters which may properly come before the Meeting. We are not currently aware of any such amendment, variation or other business that may come before the Meeting. If, however, such amendments, variations or other matters do properly come before the Meeting or any adjournment or postponement thereof, the Shares represented by the Management Proxy will be voted at the discretion of the proxyholder.

Proposal 3. - Approval of By-law Amendments

On September 22, 2022, the Board adopted and approved two amendments to its by-laws. The first amendment was to allow for up to six directors to be elected or appointed to the Board. Before that amendment, the Board could not be comprised of more than five directors (the “Number Amendment”). The second amendment was made in relation to the participation in meetings of the Board by electronic means. The by-law now allows for the Board to conduct electronic meetings of its members if a majority of the directors consent to such a meeting (the “Electronic Meeting Amendment” and together with the Number Amendment, the “By-laws Amendments”). Prior to that second amendment being adopted, all of the directors had to consent to an electronic meeting.

The full text of the Number Amendment and the Electronic Meeting Amendment is set out in Appendix A to this Management Proxy Circular.

The text of the proposed resolution to approve the By-law Amendments (the “By-law Amendments Resolution”) is as follows:

“BE IT RESOLVED THAT

1. the Company’s By-law Amendments as set forth above be and are hereby ratified and approved; and

3. any director or officer of the Company be and is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the corporate seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.”

The Board and Management consider the approval of the By-law Amendments to be appropriate and in the best interests of the Company. The Board of Directors recommends a vote “FOR” the approval of the By-law Amendments. In the absence of instructions to the contrary, the Management Designates named on the Management Proxy intend to vote FOR the approval of the By-law Amendments.

A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to approve the By-law Amendments. If the By-law Amendments are approved at the Meeting, the By-law Amendments will continue to be effective and in full force and effect in accordance with their terms and conditions beyond the termination of the Meeting. If the By-law Amendments are not approved at the Meeting, the By-law Amendments will terminate and be of no further force or effect from and after the termination of the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officer Compensation

This discussion describes the Company’s compensation scheme for each person who acted as Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), and the next most highly compensated executive officer (or next most highly compensated individual acting in a similar capacity), other than the CEO and CFO, whose compensation was more than $150,000 during the financial year ended June 30, 2022 (each a “Named Executive Officer” or “NEO”). This section will address the Company’s executive compensation philosophy and objectives and provide a review of the process the Board intends to undertake in deciding how to compensate the Company’s Named Executive Officers.

The Named Executive Officers consist of Philip Gross, Dale Schultz, Derek Knight and Mario Miranda.

Employment and Indemnification Agreements

The Company has entered into consulting agreements with each of its NEOs. Mario Miranda, the former CFO of the Company, was also retained pursuant to a consulting agreement, but he resigned at the end of the 2022 fiscal year and has been replaced by Keith Li. Those persons (other than Mario Miranda and Keith Li) remain employed as consultants. The respective consulting agreement can be terminated by the Company without cause upon the payment of thirty-six months’ service fees in lieu of such notice and an amount equal to thirty-six months’ board (Chairman and/or Secretary, as the case may be) fees, such service and board fees to be paid in a lump sum, immediately upon termination, to the consultant on the sole condition that the consultant delivers to the Company a signed release. In addition, the applicable consulting agreement can be terminated by the consultant, at any time, following a change of control. For the purposes of the agreements, a “change of control” includes any action by the Concerned Shareholders to elect the Dissident Nominees, which includes the solicitation of any dissident proxy in connection with the Meeting. That action is deemed to occur immediately prior to the election of the Dissident Nominees and the Company is required to pay the specified termination amounts not less than 7 days before the Meeting. If, for any reason, the Dissident Nominees are not elected at the Meeting, the consultants are required to return the payments to the Company.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information. In addition, certain of our executive officers, including our Chief Executive Officer, Philip Gross, have agreed to be bound by non-solicitation restrictions set forth in their agreements.

Although as independent contractors our executive officers are involved in other business activities, we expect that as our business operations ramp up our executive officers will devote substantially all of their time to our business operations.

We have entered into indemnification agreements with our directors and executive officers, pursuant to which we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

Compensation Discussion and Analysis

The following provides a discussion of all significant elements of the compensation to be awarded to, earned by, paid to, or payable to the Company’s NEOs, to the extent that it has been determined.

Oversight and Description of NEO Compensation

The following compensation discussion and analysis is intended to provide information relating to the objectives and processes of the Company’s executive compensation program and to discuss the decision-making process relating to compensation.

The primary objective of the Company’s executive compensation program is to recruit, retain and motivate top quality individuals at the executive level. The program is designed (a) to assist the Company in reaching its potential by achieving long term goals and success and (b) to encourage and reward its NEOs in connection with the ongoing development of the Company and its operations.

The Board believes that executive compensation should be fair and reasonable and be determined, in part, based on industry standard for similar positions in other comparable issuers. Compensation paid to the NEOs is determined on the basis set forth in the above paragraph and is paid to the NEOs in order to motivate and reward their performance. Grants of Options to NEOs are entirely at the discretion of the Board, with reference to the same factors set forth above that inform decisions with respect to base salary. Previous Option grants are taken into account when considering new grants. Stock option grants are designed to reward the NEOs for success on a similar basis as the shareholders of the Company, but these rewards are highly dependent upon the volatile stock market, much of which is beyond the control of the NEOs. When new options are granted, the Board takes into account the previous grants of options, the number of stock options currently held, position, overall individual performance, anticipated contribution to the Company’s future success and the individual’s ability to influence corporate and business performance.

The Company generally endorses the concept that executive compensation should meet the following objectives:

●	to align the interests of executive officers with the short and long-term interests of Shareholders;

●	to link executive compensation to the performance of the Company and individual; and

●	to compensate executive officers at a level and in a manner that ensures the Company is capable of attracting, motivating, retaining, and inspiring individuals with exceptional skills.

Compensation of the NEO in the financial year ended June 30, 2022 was made up of the following elements: (i) base salary or consulting fees, and (ii) Options granted on a discretionary basis by the Board, as set out above and in accordance with the purposes of the Stock Option Plan referred to under the heading “Incentive Plan Awards” below. The Company has no pension or group benefits plans and does not offer its NEOs any other perquisites or personal benefits. Other than otherwise described in this Management Proxy Circular, neither the Board nor the Compensation Committee have considered the implications of the risks associated with the company’s compensation policies and practices

Summary Compensation Table

The following table sets forth for the years ended June 30, 2022 and 2021, information concerning the total compensation paid to the Company’s NEOs and Directors.

Name and principal position	Year	Salary ($)	Share Based Awards ($)(3)	Option Based Awards ($)(4)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total Compensation ($)
Philip Gross Director(1), President & Chief Executive Officer	2022	$303,829 (US$240,000)	$1,950,645 (US$1,528,152)	$1,927,764 (US$1,528,152)	NIL	NIL	$22,294 (US$18,000)	$4,204,532 (US$3,322,152)
	2021	$94,108 (US$75,000)	NIL	NIL	NIL	NIL	NIL	$94,108 (US$75,000)
Mario Miranda Chief Financial Officer(5)	2022	$79,500 (US$$61,695)	NIL	$184,614 (US$146,345)	NIL	NIL	NIL	$264,114 (US$208.040)
	2021	$16,000 (US$12,417)	NIL	NIL	NIL	NIL	NIL	$16,000 (US$12,417)
Derek Knight Chief Operating Officer	2022	$156,125 (US$141,926)	NIL	$1,107,668 (US$878,056)	NIL	NIL	NIL	$1,263,793 (US$1,019,982)
	2021	$73,250 (US$57,124)	NIL	NIL	NIL	NIL	NIL	$73,250 (US$57,124)
Dale Schultz, Director(1) and VP of Resource Development	2022 2021	$160,765 (US$132,000) $48,000 (US$37,250)	NIL NIL	$1,107,668 (US$878,056) NIL	NIL NIL	NIL NIL	NIL NIL	$1,263,793 (US$1,019,982) $48,000 (US$37, 250)

(1)	Philip Gross acts as both a director and Chief Executive Officer of Snow Lake Resources Ltd. Dale Schultz also acts as both a director and the VP Resource Development of Snow Lake Resources Ltd.

(2)	Salary/consulting fees payable in U.S. Dollars are recorded at the rates of exchange prevailing at the transaction dates, when invoices are received by the Company.

(3)	In accordance with the consulting agreement dated December 2, 2020 between the Company and Mr. Gross, Mr Gross was entitled to receive 240,000 restricted shares units (“RSUs”), to be granted upon the achievement of the following targets: (i) 50,000 RSUs granted on completion of a preliminary economic assessment of Thompson Brothers Lithium property, (ii) 70,000 RSUs granted upon increasing the Thompson Brothers Lithium resource to above 12Mt lithium at or above 1% Li20 and at or above a cut-off grade of 0.4% Li20, and (iii) 120,000 RSUs granted upon successful IPO. Those targets were met and on January 9, 2022, the Company granted the 240,000 RSUs to Mr. Gross, all of which vested immediately. Stock-based compensation of $1,950,645 in connection with the vesting of these RSUs was recorded during the year ended June 30, 2022.

(4)	On November 18, 2021, the Company granted 1,269,386 options to various officers and directors at an exercise price of US $7.50, expiring on November 18, 2026. The options vest in equal increments after three months, six months, nine months and 12 months until fully vested. The options were valued using the Black-Scholes valuation model with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.47%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these options was $7,167,552, of which stock-based compensation of $1,927,764, $1,107,668 and $1,107,668 was recorded in connection with the vesting of these options for Mr. Gross, Mr. Knight and Mr. Schultz, respectively, during the year ended June 30, 2022.

(5)	On July 11, 2022, the Company announced that Mr. Mario Miranda resigned as the Chief Financial Officer of the Company, effective as of June 30, 2022. On the same date, the Board appointed Mr. Keith Li as the Chief Financial Officer of the Company.

Incentive Plan Awards

On May 1, 2019, the Snow Lake Resources Ltd. Stock Option Plan was established. It was subsequently amended and restated on October 26, 2021 (as amended and restated, the “Plan”). The purpose of the Plan is to grant stock options, or Options, to encourage eligible persons to remain with our Company and to attract new directors, officers, employees and consultants. On September 7, 2022, we further amended the Plan to add cashless exercise of the Options under the Plan. Under cashless exercise, a participant may elect to exercise an Option without payment of the aggregate exercise price due on such exercise with written notice to the Company. No fractional common shares will be issued to any participant electing a cashless exercise. The aggregate number of common shares that may be reserved for issuance pursuant to Options under the Plan shall not exceed 10% of the outstanding common shares at the time of the granting of Options, less the aggregate number of common shares then reserved for issuance pursuant to any other share compensation arrangement. As of the date of this Management Proxy Circular, 824,325 of our common shares are reserved for issuance under the Plan, 1,062,407 of our common shares are currently issued and outstanding at an exercise price of US$7.50 per share, and 520,000 of our common shares are currently issued and outstanding at an exercise price of C$2.50 (approximately US$2.02) per share.

Options give the option holder the right to acquire from us a designated number of common shares at a purchase price that is fixed upon the grant of the option. The exercise price shall not be lower than the greater of the closing market prices of the underlying securities on: (a) the trading day prior to the date of grant of the Options; and (b) the date of grant of the Options.

Outstanding share-based awards and option-based awards

During the Company’s financial year ended June 30, 2022, the following compensation securities were issued or granted to the NEOs of the Company:

Option Based Awards					Share Based Awards
Name	Number of securities underlying unexercised options (#)	Option Exercise Price ($US)	Option expiration date	Value of unexercised in-the-money options ($US)(1)	Number of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($US)	Market or payout value of share-based awards not paid out or distributed ($US)
Philip Gross	397,658	$7.50	November 18, 2026	NIL	NIL	NIL	NIL
Mario Miranda	38,082	$7.50	November 18, 2026	NIL	NIL	NIL	NIL
Derek Knight	228,489	$7.50	November 18, 2026	NIL	NIL	NIL	NIL
Dale Schultz	228,489	$7.50	NIL	NIL	NIL	NIL	NIL

(1)	Based upon the closing price of the common shares as at June 30, 2022, which was $2.40 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based awards – Value vested during the year	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Philip Gross	$1,306,676 (US$1,014,028)	$1,950,645 (US$1,528,152)	NIL
Mario Miranda	$9,161 (US$7,109)	NIL	NIL
Derek Knight	$750,799 (US$582,647)	NIL	NIL
Dale Schultz	$750,799 (US$582,647)	NIL	NIL

Director Compensation

Directors are compensated by receiving a monthly retainer fee of US$3,000 for their participation on the Board.

Director Compensation Table
Name (1)	Fees Earned ($)	Shared Based Awards ($)	Option Based Awards ($)	Non-incentive plan compensation ($)	Value of all other compensation ($)	Total ($)
Hadassah Slater	$19,064 (US$15,000)	NIL	$266,629 (US$211,358)	NIL	NIL	$285,693 (US$226,358)
Allan David Engel	$19,067 (US$15,000)	NIL	$266,629 (US$211,358)	NIL	NIL	$285,696 (US$226,358)
Nachum Labkowski	NIL	NIL	$473,974 (US$375,723)			$473,974 (US$375,723)

(1)	Philip Gross’ and Dale Schultz’ compensation as directors is not included in the table given that the amounts have been reflected in the summary compensation table above.

(2)	Directors’ fees payable in U.S. Dollars are recorded at the rates of exchange prevailing at the transaction dates, when invoices are received by the Company.

(3)	On November 18, 2021, the Company granted 1,269,386 options to various officers and directors at an exercise price of US $7.50, expiring on November 18, 2026. The options vest in equal increments after three months, six months, nine months and 12 months until fully vested. The options were valued using the Black-Scholes valuation model with the following assumptions: expected volatility of 100% based on comparable companies, expected dividend yield of 0%, risk-free interest rate of 1.47%, forfeiture rate of 20% and an expected life of five years. The grant date fair value attributable to these options was $7,167,552, of which stock-based compensation of $266,629, $266,629 and $473,974 was recorded in connection with the vesting of these options for Ms. Slater, Mr. Engel and Mr. Labkowski, respectively, during the year ended June 30, 2022.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company’s most recently completed financial year.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding Options	Weighted-average exercise price of outstanding Options ($)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding Common Shares reflected in the first column)
Equity Compensation Plans approved by securityholders	1,582,407	$5.68	824,325
Equity Compensation Plans not approved by securityholders	NIL	NIL	NIL
Total	1,582,407	$5.68	824,325

Cease Trade Orders, Bankruptcy, Penalties and Sanctions

Other than as disclosed under the heading “Audit Committee” of this Management Proxy Circular, to the knowledge of the Management, no Management Nominee (or any holding company thereof) is, as at the date of this Management Proxy Circular, or was within 10 years before the date of this Management Proxy Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that: (a) was subject to a cease trade order, an order similar to a cease trade order, or an order that denied such company access to any exemption under securities legislation (each an “Order”) that was issued while the Management Nominee was acting in the capacity as director, chief executive officer or chief financial officer, or (b) was subject to an Order that was issued after the Management Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of Management, no Management Nominee (or any holding company thereof), (a) is, as at the date of this Management Proxy Circular, or has been within the 10 years before the date of this Management Proxy Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the 10 years before the date of this Management Proxy Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Management, no Management Nominee (or any holding company thereof) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a Management Nominee.

audit committee

The overall purpose of the audit committee (the “Audit Committee”) of the Company is to assist the Board in its oversight of the integrity of the Company’s financial statements and other relevant public disclosure, the Company’s compliance with legal and regulatory requirements relating to financial reporting, the external auditors’ qualifications and independence and the performance of the internal audit function and the external auditors.

Audit Committee Charter

The Board has adopted a written charter for the Audit Committee which sets out the Audit Committee’s responsibilities in reviewing the financial statements of the Company and public disclosure documents containing financial information and reporting on such review to the Board, review of the Company’s public disclosure documents that contain financial information, oversight of the work and review of the independence of the external auditors and reviewing, evaluating and approving the internal control procedures that are implemented and maintained by management. A copy of the charter of the Audit Committee is set forth in Schedule “B” to this Management Information Circular.

Audit Committee Composition

The following were the members of the Audit Committee, as at the end of our last fiscal year:

Name	Independent	Financially Literacy
Hadassah Slater (Chair)	Independent(1)	Financially Literate(2) and Audit Committee Financial Expert(3)
Allan David Engel	Independent(1)	Financially Literate(2)
Nachum Labkowski(4)	Independent(1)	Financially Literate(2)

(1)	As defined by National Instrument 52-110 – Audit Committees (“NI 52-110”) and by Rule 10A-3 under the Exchange Act and Rule 5605(c)(2) of the Nasdaq Marketplace Rules.

(2)	As defined by National Instrument 52-110 – Audit Committees (“NI 52-110”)

(3)	As defined by Item 407(d)(5) of Regulation S-K.

(4)	Nachum Labkowski was removed from the Audit Committee for cause on September 7, 2022. See discussion below.

The independent directors of the Company do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance but does have informal meetings where such persons have not been present. To facilitate open and candid discussion among the independent directors, the independent directors may hold in camera sessions at Board meetings. The independent directors may in future consider holding regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

Currently, the Board is satisfied that it exercises its responsibilities for independent oversight of management. The ability to establish ad hoc committees comprised of a majority of independent directors provides the Board with the ability to meet independently of management whenever deemed necessary or appropriate and the chair of each such ad hoc committee provides leadership for such committee.

On September 19, 2022, the Company received a letter from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC stating the Company is no longer in compliance with Nasdaq’s audit committee requirement as set forth in Listing Rule 5605 due to the removal of Mr. Nachum Labkowski from the Company’s Audit Committee for cause on September 7, 2022. His removal was triggered as a result of his repeated breaches of his fiduciary duties to Snow Lake and the confidentiality provisions of his Independent Director Agreement dated October 25, 2021. Mr. Labkowski was also removed as member of the Nominating and Corporate Governance Committee for the same reasons. He remains as a director of the Board. The letter also states that Nasdaq will provide the Company a cure period in accordance with Listing Rule 5605(c)(4). Pursuant to Nasdaq Listing Rule 5605(c)(4), the Company is entitled to a cure period to regain compliance, such cure period to expire on the earlier of the Company’s next annual shareholders’ meeting or September 7, 2023; provided, however, that if the Company’s next annual shareholders’ meeting is held before March 6, 2023, then the Company must evidence compliance no later than March 6, 2023. Assuming the Management Nominees are elected to the Board as contemplated by this Management Proxy Circular, the Company will have cured this deficiency and the Company will again be in compliance with Listing Rule 5605.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Relevant Education and Experience

All of the members of the Audit Committee have been either directly involved in the preparation of the financial statements, filing of the quarterly and annual financial statements, dealing with the auditors, or as a member of the Audit Committee. All members have the ability to read, analyze, and understand the complexities surrounding the issuance of financial statements. The following sets out the education and experience of each member of the Audit Committee relevant to the performance of his duties as a member of the Audit Committee.

Hadassah Slater. Ms. Slater has 10 years of leadership experience as President of the Board of Directors for a large Canadian non-for-profit company. Ms. Slater has created a $33 million dollar non-profit center in Toronto, Canada using various government and private charitable funds and grants.

Allan David Engel. Mr. Engel has three decades experience in managing investments on behalf of private and family trusts in the United Kingdom, Europe and Israel. He holds a Diploma in Law from KT College, Jerusalem, Israel, where he studied from 1984 to 1988. Since 2014 he has built up a portfolio of investments in the UK concentrating mainly on real estate, but also publishing and broadcast media.

Reliance on Certain Exemptions

In accordance with Canadian law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market Rules, as a foreign private issuer, we have elected to rely on home country governance requirements and certain exemptions thereunder rather than the Nasdaq Stock Market Rules, with respect to the following requirements:

Annual Shareholder Meeting - Rule 5620(a)

The Company is currently following Home Country Practices in lieu of Nasdaq Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of its fiscal year.

Compensation Committee Composition - Rule 5605(d)(2)

The Company does not intend to follow Nasdaq Rule 5605(d)(2), which requires a compensation committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Nominating and Corporate Governance Committee Composition - Rule 5605(e)(1)

The Company does not intend to follow Nasdaq Rule 5605(e)(1), which requires a nominating and corporate governance committee to compose entirely of independent directors. The Company desires to follow the Home Country Practices instead.

Executive Sessions - Rule 5605(b)(2)

The Company’s independent directors may not have regularly scheduled meetings at which only independent directors are present.

Shareholder Approval for Issuance of Securities - Nasdaq Rule 5635(d)

The Company will not seek shareholders’ approval of any issuance of securities in connection with a transaction, other than a public offering, where such transaction involves the issuance of 20% or more of the Company’s total outstanding common shares (or securities exercisable for the Company’s common shares) at a price less than the minimum price as defined in Nasdaq Rule 5635(d)(1)(A).

Shareholder Approval for Equity Compensation – Nasdaq Ruled 5635(c)

The Company will not seek shareholders’ approval for the establishment of or any material amendments to equity compensation or purchase plans or other equity compensation arrangements.

Pre-approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors in the last two financial years for audit and other fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees(1)	All Other Fees
2022	$45,000 (US$34,922)	NIL	NIL	NIL
2021	$33,000 (US$25,609)	NIL	NIL	NIL

compensation committee

The Compensation Committee consists of Allan David Engel, Hadassah Slater and Philip Gross. Hadassah Slater serves as chairman of the Compensation Committee. The Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Two of the members of the Compensation Committee, representing a majority of the members, are independent. Philip Gross is not independent as he is the CEO of the Company. The Company’s compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Board recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.

At this time, the Board has not established any specific performance criteria or goals. While the determination of the compensation of NEOs is subjective, the directors of the Company as a whole, considered among other things, (i) the position held, including the roles and responsibilities of the NEOs; and (ii) the individual experience and skills of, and expected contributions from the NEOs.

The objectives and reasons for this system of compensation are generally to allow the Company to remain competitive compared to its peers in attracting and retaining experienced personnel. In general, a NEO’s compensation is comprised of salary, wages or contractor payments and stock option grants.

The Compensation Committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

nominating and corporate governance committee

The Nominating and Corporate Governance Committee consists of Allan David Engel, Hadassah Slater and Philip Gross. Allan David Engel serves as chairman of the Nominating and Corporate Governance Committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The Nominating and Corporate Governance Committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; (iv) overseeing compliance with the our code of ethics; and (v) approving any related party transactions.

The Nominating and Corporate Governance Committee’s methods for identifying candidates for election to the board of directors will include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The Nominating and Corporate Governance Committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the Nominating and Corporate Governance Committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of the Company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which the Company operates.

statement of corporate governance

National Policy 58-201 – Corporate Governance Guidelines (“NI 58-101”) has set out best practice guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. NI 58-101 requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance. Below is a description of the Company’s corporate governance practices in relation to the Guidelines.

Board

For the purposes of NI 58-101, a director is considered “independent” if he/she/it does not have any direct or indirect material relationship with the Company. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgement. The Board is currently comprised of five members, three of whom the Board has determined are “independent directors” within the meaning of NI 58-101.

Currently, of the Company’s five directors, only Hadassah Slater, Allan Engel and, subject to the discussion below, Nachum Labkowski are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Company. The basis for this determination is that, since the date of incorporation of the Company, none of the independent directors have worked for the Company, received remuneration from the Company or had material contracts with or material interests in the Company which could interfere with their ability to act with a view to the best interests of the Company. Philip Gross is not independent since he is also an executive officer of the Company. Dale Schultz is employed by the Company in a management capacity and would not be considered independent. Nachum Labkowski cannot reasonably be considered independent because of his ties with individuals, companies and other entities that form part of the Concerned Shareholders.

The Board has implemented processes to ensure it is able to function independently of Management. To enhance its ability to act independent of Management, the Board may meet in the absence of members of Management and the non-independent directors may excuse such persons from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. Such meetings of the independent directors occur on an ad hoc basis, as and when required. The independent members of the Board have not had a meeting at which non-independent directors and members of management are not in attendance. The Chair of the Board is not an independent director and the Board has not appointed a lead director.

Board Mandate

The Board does not have a written mandate. However, the Board is responsible for the stewardship of the Company and for supervising the management of its business and affairs. While Management is responsible for the day-to-day conduct of the Company’s business, in carrying out its supervisory responsibilities, the Board will oversee the development, adoption and implementation of the Company’s strategies and plans.

The Board’s responsibilities, either directly or through committees of the Board, include: (a) adopting a strategic planning process and approving a strategic plan; (b) identifying the Company’s principal risks and ensuring the implementation of appropriate systems to manage these risks; (c) ensuring appropriate succession planning, including appointing, training and monitoring senior Management; (d) developing a communications policy for the Company; (e) monitoring and ensuring the integrity of the Company’s internal control and management information systems; (f) ensuring appropriate standards of corporate conduct, including adopting and monitoring compliance of a code of business conduct and ethics; (g) reviewing and approving material transactions not in the ordinary course of business; (h) reviewing and approving compensation and/or changes in senior Management; (i) developing appropriate, applicable corporate governance principles and guidelines; (j) reviewing annually the contribution of the Board as a whole, the committees of the Board and each of the directors; and (k) reviewing and approving the financial statements, annual capital budget and any material changes to the operating budget.

Position Descriptions

Given the small size of the Company’s infrastructure and the existence of formal charters governing each of the committees of the Board, the Board does not feel that it is necessary at this time to formalize position descriptions for the CEO, Chairperson of the Board or the Chair of each such committee in order to delineate their respective responsibilities. Accordingly, these roles are delineated on the basis of customary practice.

Attendance

Name	Board	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Total
Philip Gross	5/5	N/A	2.2	N/A	7/7
Dale Schultz	4/5	N/A	N/A	N/A	4/5
Hadassah Slater	5/5	N/A	2/2	N/A	7/7
Allan David Engel	5/5	N/A	2/2	N/A	7/7
Nachum Labkowski	4/5	N/A	N/A	N/A	4/5

Orientation and Continuing Education

While the Company currently has no formal orientation and education program for new Board members, sufficient information (such as recent financial statements, prospectuses, proxy solicitation materials, technical reports and various other operating, property and budget reports) is provided to any new Board member to ensure that new directors are familiarized with the Company’s business and the procedures of the Board. In addition, new directors are encouraged to visit and meet with Management on a regular basis. The Company also encourages continuing education of its directors and officers, where appropriate, in order to ensure that they have the necessary skills and knowledge to meet their respective obligations to the Company.

Ethical Business Conduct

The Board of Directors of the Company does not take any formal measures to encourage and promote a culture of ethical business conduct but does rely upon the selection of persons as directors, officers and employees who they consider to meet the highest ethical standards.

The Board of Directors of the Company itself must comply with the conflict of interest provisions of The Corporations Act (Manitoba), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Nomination of Directors

The Board has established the Nominating and Corporate Governance Committee, which is responsible for the appointment and assessment of directors. The members of the Nominating and Corporate Governance Committee are Allan Engel (Chair), Hadassah Slater and Philip Gross. The first two are each independent within the meaning of NI 58-101. While there are no specific criteria for Board membership, the Company attempts to attract and maintain directors with business knowledge and a particular knowledge of mineral exploration and development or other areas (such as finance) which provide knowledge which would assist in guiding the officers of the Company. As such, nominations tend to be the result of recruitment efforts by management and discussions among the directors prior to the consideration of the Nominating and Corporate Governance Committee and Board as a whole.

Other Board Committees

The Board currently has the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee as their only standing committees.

Assessments

The Board of Directors of the Company is responsible for annually assessing its overall performance and that of its committees. The objective of this review is to contribute to a process of continuous improvement in the Board of Director’s execution of its responsibilities. The review has regard to the mandate or charter of the Board of Directors of the Company or committee and identifies any areas where the directors or management believe that the Board of Directors could make a better collective contribution to overseeing the affairs of the Company. The Board of Directors of the Company is also responsible for regularly assessing the effectiveness and contribution of the individual directors, having regard to the competencies and skills each director is expected to bring to the Board of Directors.

Director Term Limits and Other Mechanisms of Board Renewal

The Board is concerned that imposing inflexible director term limits or mandatory retirement ages would discount the value of experience of the Company’s history and culture and the importance of continuity and risk the loss of key directors. The Board has therefore elected not to adopt term limits or mandatory retirement policies, but rather relies on the collective experience and judgement of its members to determine when changes in the Board are appropriate. Shareholder feedback and voting results are also considered by the Board in this regard.

Diversity Policy

The members of the Company’s Board have diverse backgrounds and expertise and were selected with the belief that the Company and its stakeholders would benefit from such a broad range of talent and experience. The Board considers merit as the key requirement for board appointments. The members of the Board are currently comprised of 20% (1/5) women and the senior management team is comprised of no women. The Company has not adopted a written diversity policy and has sought to attract and maintain diversity at the Board level informally through the recruitment efforts of Management in discussion with directors prior to proposing nominees to the Nominating and Corporate Governance Committee and to the Board as a whole for consideration.

Consideration of the Representation of Women on the Board and in Executive Officer Appointments

In identifying suitable Board nominees or in selecting and assessing candidates for executive positions, candidates will be considered on merit against objective criteria regarding business experience, skill sets, competencies, technical expertise, sector specific knowledge and with due regard for the benefit of diversity including the level of representation of women in these capacities. As the need for new directors or executive officers arises, the Nominating and Corporate Governance Committee assesses candidates on the basis of industry experience and business acumen with specific knowledge of mineral exploration and development or other areas (such as finance) as desired at that particular time by the Company, the Board and its committees. Board candidates are also evaluated against the area of expertise of existing members so new appointments may contribute to expanding the Board’s breadth of experience.

Company’s Targets for Women on the Board and in Executive Officer Positions

Diversity including gender, age, nationality, cultural and educational background, business knowledge and other experience, are among the factors that the Nominating and Corporate Governance Committee considers in identifying and selecting candidates for the Board and executive positions. These diverse skills and backgrounds help to create a business environment that contains a range of diverse perspectives and is an environment in which all employees and directors are treated with fairness and respect and have equal access to opportunities for advancement based on skills and aptitude. As a result, the Company has not adopted targets based on any specific area of diversity and does not yet set targets for women on the Board or in executive officer positions.

Currently, one of the five members of the Board (20%) is a woman. None of the executive officers of the Company is a woman.

INDEBTEDNESS of directors and officers

There is not as of the date hereof and has not been since the beginning of the Company’s last completed financial year, any indebtedness owing to the Company by the directors and senior officers of the Company or any of their associates or affiliates, except as disclosed in this Circular.

Interest of Certain persons in Matters to be Acted Upon

Other than as disclosed elsewhere in this Management Proxy Circular and to the knowledge of Management, no members of Management, no Management Nominee or any associate or affiliate of any Management member or Management Nominee, has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

To the knowledge of the Management, there is no material interest, direct or indirect, of (i) any director or executive officer of the Company, (ii) any person who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person as underwriter in the course of a distribution, (iii) the Company if it has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities, (iv) any director or executive officer of a subsidiary of the Company or any person identified in clauses (i), (ii) or (iii), (v) any Management Nominee and (vi) any associate or affiliate of any of the persons identified in clauses (i), (ii), (iii), (iv) or (v), in any transaction since January 1, 2021 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Please note that not all information relating to such types of material interests is reasonably within the power of Management to obtain since such information is only available to the Board and management of Snow Lake. Relevant information in respect of Concerned Shareholders and its Concerned Shareholders Nominees is disclosed in the Concerned Shareholders Circular.

OTHER MATTERS

The Management is not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Management Proxy Circular.

ADDITIONAL information

Additional company information is available on EDGAR at https://www.sec.gov/edgar/searchedgar/companysearch. Shareholders may request copies of the Company’s financial statements as at and for the financial year ended June 30, 2022 free of charge by contacting the Chief Operating Officer of the Company via email at dk@snowlakelithium.com or by telephone at 204-815-5806. Financial information is provided in the Company’s comparative financial statements for its most recently completed financial year ended June 30, 2022.

sources of Information

Unless otherwise noted, the information concerning the Company contained in this Management Proxy Circular has been taken from or is based upon documents or records that Management has access to or knowledge of as a result of their position as shareholders, directors and/or officers of the Company.

Although Management has no knowledge that would indicate that any statements contained therein are untrue or incomplete, they do not assume any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose material information which may affect the significance or accuracy of such information.

Approval and Certification

The contents of this Management Proxy Circular and the sending thereof to the Shareholders, directors and auditor of the Company have been approved by the Board.

DATED November 17, 2022.

(signed) “Philip Gross”

On behalf of the Board

SCHEDULE “A”

By-law Amendments

1. Section 3.01 of By-law No. 1 of the Company dated May 25, 2018 (the “By-law”) and titled “NUMBER” is hereby amended by substituting “five” on the last line thereof with “six”, such that the affected section shall now read as follows:

3.01 NUMBER Unless changed in accordance with the Act, the Board shall comprise not less than one and not more than six directors.

2. Section 4.04 of the By-law and titled “PARTICIPATION IN MEETING BY ELECTRONIC MEANS” is hereby amended substituting the phrase “If all of the directors consent,” at the beginning thereof with the phrase “If a majority of the directors consent,” such that the affected section shall now read as follows:

4,04 PARTICIPATION IN MEETING BY ELECTRONIC MEANS If a majority of the directors consent, a director may participate in a meeting of directors or of a committee of directors by means of a telephonic, electronic or other communication facility that permits all participants in the meeting to communicate adequately with each other, and a director participating in the meeting by that means is deemed, for the purposes of the Act, to be present at the meeting.

SCHEDULE “B”

AUDIT COMMITTEE CHARTER

Amended and Restated – October 20, 2021

Purpose

The overall purpose of the Audit Committee (the “Committee”) of SNOW LAKE RESOURCES LTD. (the “Company”) represent and assist the Board of Directors (the “Board”) in its general oversight of the Company’s accounting and financial reporting processes, audits of the financial statements, and internal control and audit functions. Management is responsible for (a) the preparation, presentation and integrity of the Company’s financial statements; (b) accounting and financial reporting principles; and (c) the Company’s internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Company’s independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

The Committee members are not professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the independent auditor. The Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this Charter, receives information and provides advice, counsel and general direction, as it deems appropriate, to management and the auditors, taking into account the information it receives, discussions with the auditor, and the experience of the Committee’s members in business, financial and accounting matters.

Composition, Procedures and Organization

(1)	Membership and Structure. The Committee shall consist of at least three directors.

(2)	Qualifications. All Committee members shall meet all applicable independence requirements of the rules of the Nasdaq Stock Market and any successor thereto (“Nasdaq”) and of Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), subject to the exemptions provided in Rule 10A-3(c) under the Exchange Act, and other applicable rules and regulations of the SEC. Additionally, after listing on Nasdaq, no member of the Committee shall have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three (3) years. All members of the Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement.

(3)	Chairman. Unless the Chairman of the Committee (the “Chairman”) is elected by the full Board, the Committee members may designate a Chairman .

(4)	The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

(5)	Resignation, Removal and Replacement. Any director may resign from the Committee at any time upon notice of such resignation to the Company. An independent director who ceases to be independent shall promptly resign to the extent required for the Company to comply with applicable laws, rules and regulations. The Board shall have the power at any time to remove a member of the Committee with or without cause, to fill all vacancies, and to designate alternate members, upon the recommendation of the Committee, to replace any absent or disqualified members.

(6)	Financial Expert. As a matter of best practices, the Committee will endeavor to have at least one of its members with the requisite qualifications to be designated by the Board as an “audit committee financial expert,” as such term is defined by Item 407(d)(5) of Regulation S-K. The Committee shall report to the Board for further action as appropriate, including, but not limited to, a determination by the Board that the Committee membership includes or does not include one or more “audit committee financial experts” and any related disclosure to be made concerning this matter. The designation of a member of the Committee as an “audit committee financial expert” will not increase the duties, obligations or liability of the designee as compared to the duties, obligations and liability imposed on the designee as a member of the Committee and of the Board.

(7)	The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

(8)	The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

(9)	Meetings of the Committee shall be conducted as follows:

(A)	meetings of the Committee shall be held in person or telephonically as frequently as the Committee Chairman, considers appropriate but it shall normally meet at least twice a year. Normally not less than 72 hours’ notice of a meeting should be allowed to enable the Committee to undertake as full a discussion as may be required and a sufficient interval should be allowed between Committee meetings and Board meetings to allow for the Committee to undertake such work as is necessary in preparation for each Committee meeting. Further meetings may be called by the Committee Chairman or any member of the Committee t, the external auditors and executives to keep in touch on a continuing basis with the key people involved in the Company’s governance. The Audit Committee may take action by unanimous written consent in lieu of meeting.

(B)	the external auditors shall receive notice of and have the right to attend all meetings of the Committee;

(C)	the Committee shall regularly invite the CFO, managers responsible for finance and the external audit partners to attend meetings and to make proposals as necessary;

(D)	management representatives may be invited to attend all meetings except private sessions with the external auditors;

(E)	the Committee will cause adequate minutes of all its proceedings to be kept, and will report on its actions and activities at the next regular meeting of the Board of the Company. The Committee members will be furnished with copies of the minutes of each meeting and any action taken by unanimous consent; and

(F)	the minutes of all meetings of the Committee, or summaries thereof, shall be circulated promptly to all members of the Committee and to the Chairman for review and approval and shall thereafter be circulated to the remaining members of the Board.

(10)	The internal auditors and the external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

(11)	Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee on ceasing to be a director. The Board may fill vacancies on the Committee by election from among its number. If and whenever a vacancy shall exist on the Committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the above, each member of the Committee shall hold office as such until the next Annual General Meeting of the Shareholders after his/her election.

(12)	The Committee is governed by the same rules regarding meetings (including meetings by conference telephone or similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board of the Company.

(13)	The Committee is authorized to adopt its own rules of procedure not inconsistent with any provision of this Charter, the Articles of Incorporation, as amended by the Articles of Amendment of the Company, or any applicable law.

(14)	The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

Roles and Responsibilities

(1)	The overall duties and responsibilities of the Committee shall be as follows:

(A)	to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements and related financial disclosure;

(B)	to establish and maintain a direct line of communication with the Company’s internal and external auditors and assess their performance;

(C)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(D)	to report regularly to the Board on the fulfilment of its duties and responsibilities.

(2)	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(A)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(B)	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

(C)	review the audit plan of the external auditors prior to the commencement of the audit;

(D)	approve in advance, provision by the external auditors of services other than auditing;

(E)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company’s financial and auditing personnel;

(iv)	co-operation received from the Company’s personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

(viii)	the non-audit services provided by the external auditors;

(F)	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles;

(G)	review and discuss with the independent auditor the written statement from the independent auditor concerning any relationship between the auditor and the Company or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assess the independence of the auditor;

(H)	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management; and

(I)	review any significant disagreements between management and the external auditor regarding financial reporting.

(3)	The duties and responsibilities of the Committee as they relate to the Company’s internal auditors are to:

(A)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(B)	review and approve the internal audit plan; and

(C)	review significant internal audit findings and recommendations, and management’s response thereto.

(4)	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(A)	review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(B)	obtain and review annually a report by the independent auditor describing the firm’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(C)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(D)	periodically review the Company’s financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

(5)	The Committee is also charged with the responsibility to:

(A)	review and approve related-party transactions (as defined in Item 404 of Regulation S-K);

(B)	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(C)	review and approve the financial sections of:

(i)	the annual report to Shareholders;

(ii)	the annual information form, if required;

(iii)	annual and interim MD&A;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(D)	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

(E)	review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(F)	review and report on the integrity of the Company’s consolidated financial statements;

(G)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(H)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company;

(I)	review and recommend updates to the charter and receive approval of changes from the Board;

(J)	review the minutes of any audit committee meeting of subsidiary companies;

(K)	establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

(L)	review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(M)	establish policies for the hiring of employees and former employees of the independent auditor;

(N)	prepare any report of the Audit Committee, including any recommendation of the Audit Committee, required by the rules of the Securities and Exchange Commission or any exchange on which the Company’s securities are listed to be included in any annual report or for any annual or other meeting of shareholders;

(O)	periodically review with the Company’s in-house and independent counsel any legal matters that could have a significant impact on the Company’s financial statements, the Company’s compliance with applicable laws and regulations, and any material reports or inquiries received from regulators or governmental agencies;

(P)	review and approve the Company’s Code of Ethics, as it may be amended and updated from time to time, and ensure that management has implemented a compliance program to enforce such Code (which shall include reporting of violations of such Code to the Audit Committee;

(Q)	review reported violations of the Company’s Code of Ethics;

(R)	review and approve (a) any change or waiver in the Company’s Code of Ethics for principal executives and senior financial officers and (b) any disclosures made on the Company’s filings with the Securities and Exchange Commission regarding such change or waiver;

(S)	engage in an annual self-assessment with the goal of continuing improvement, and annually review and reassess the adequacy of this Charter, and recommend any changes to the full Board of Directors;

(T)	review the use of auditors other than the independent auditor in cases such as management’s request for second opinions;

(U)	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information; and

(V)	perform other functions as requested by the full Board.

(6)	The Committee shall have the authority:

(A)	to engage independent counsel and other advisors as it determines necessary to carry out its duties, The Committee will have the resources and authority necessary to discharge its duties and responsibilities. The Committee shall have sole authority to approve related fees and retention terms. Any communications between the Committee and legal counsel in the course of obtaining legal advice will be considered privileged communications of the Company and the Committee will take all necessary steps to preserve the privileged nature of those communications;

(B)	to set and pay the compensation for any advisors employed by the Committee; and

(C)	to communicate directly with the internal and external auditors.

Adopted, as amended and restated, by the Board of Directors on October 20, 2021